

May 22, 2015

Bernardo Hees
Chief Executive Officer
H.J. Heinz Holding Corporation
One PPG Place
Pittsburgh, PA 15222

> **Re:** **H.J. Heinz Holding Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 18, 2015**
> **File No. 333-203364**

Dear Mr. Hees:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note your response to our prior comment 20 and the disclosures on page 63. We note that Centerview and Bain reviewed with the Kraft board a joint overview with each of their perspectives with respect to value creation and synergies expected from the transaction compared with the 2015 Financial Plan and the Upside Case of the 2015 Financial Plan. Please revise your disclosure to specify the material synergies which were discussed and briefly describe the substance of the comparison, and any other material discussions provided by Bain at the March 22, 2015 board meeting. Please also provide the disclosure regarding material past relationships and compensation pursuant to Item 1015(b)(4) of Regulation M-A and include the consent of Bain for the disclosures. For guidance, refer to Rule 436 and Securities Act Rules Compliance and Disclosure Interpretation 233.02, available on our website.

The Merger, page 53

Background of the Merger, page 56

2.   We note your response to our prior comment 11 and your disclosure on page 58 to the
        effect that representatives of Centerview disclosed orally to Kraft's board on March 2,
        2015 information regarding Centerview's financial advisory and other relationships with
        the parties to the potential transaction. Please revise to clarify when Mr. Cahill first
        became aware of these matters, including whether it was at the same Kraft board meeting
        on March 2. Based on the revised disclosures, it appears that he first requested
        Centerview's assistance with matters related to Heinz on January 20, 2015. Additionally,
        we note that on February 9, 2015 the Kraft board discussed the selection of the advisors
        and approved the engagement of Centerview. Please clarify.

3.   At the February 9, 2015 Kraft board meeting, you indicate in part that Mr. Cahill
        "informed the Kraft board that Kraft senior management had approached Centerview, as
        a potential financial advisor…." It is unclear whether the underlined reference is to Mr.
        Cahill or to others. We refer you to our prior comment 12, in which we requested you to
        provide additional clarity regarding the imprecise references to "senior management." It
        appears from some of the revised disclosures that you previously referred to Mr. Cahill
        (apparently acting alone) as "members of Kraft senior management" or "senior
        management." Please revise to eliminate any remaining ambiguity.

Opinion of Kraft's Financial Advisor, page 68

Summary of Centerview's Financial Analysis, page 70

Selected Transaction Multiples Analysis – Kraft, page 73

4.   Please revise to disclose the data underlying the analysis and show how that information
        resulted in the multiples disclosed. For example, disclose the implied enterprise values
        and the EBITDA information for each transaction which is the basis for the multiples
        disclosed on page 74.

Other Related Agreements, page 110

Shareholders' Agreement, page 111

5.   We note your response to our prior comment 16, including the revised disclosure on page
        84, where you indicate that the parties will enter into the shareholders' agreement "upon
        the closing of the merger." Given the potential significance of that agreement to
        shareholders, please include it as an annex the form of that agreement (or the final

version, if it becomes available prior to effectiveness). Alternatively, please file it as an exhibit.

Executive Compensation, page 199

Elements of Compensation Program, page 199

Annual Performance-Based Incentives, page 200

6.   We note your response to our prior comment 41. We note that you have mentioned on page 201 "'Management by Objective' goals that are tracked through objective quantitative metrics, which we refer to as 'Key Performance Indicators.'" Please enhance your disclosure by explaining what these metrics were for each NEO, and by explaining how each NEO's performance compared to the metrics. We note that you have disclosed on page 202 the overall, aggregate "performance score" for each NEO, but you have not provided an explanation of the metrics and each NEO's performance relative to the metrics.

Material U.S. Federal Income Tax Consequences, page 224

7.   It appears that you have filed drafts of short-form tax opinions as Exhibits 8.1 and 8.2 and the tax opinions are located on pages 225 and 226.   We further note the following statement on page 225:

> The obligations of Kraft, on the one hand, and Heinz, on the other hand, to complete the merger are conditioned, respectively, on Kraft's receipt of a written opinion from Sullivan & Cromwell LLP, tax counsel to Kraft, and Heinz's receipt of a written opinion from Cravath, Swaine & Moore LLP, tax counsel to Heinz, each to the effect that for U.S. federal income tax purposes, the merger and the subsequent merger will be treated as a single integrated transaction that will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

However, the opinions in the last two bulleted points on page 224 state that the merger and subsequent merger "should be treated as a single integrated transaction [emphasis added]." Furthermore, no opinion is expressly stated as to whether these transactions "will qualify as a 'reorganization' within the meaning of Section 368(a) of the Code." This appears to create uncertainty as to whether the tax opinions that are described as being conditions to completion of the merger have actually been delivered. Please revise as appropriate.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-31

8.   We have considered the information provided in response to our prior comments 45 and 46. Please expand your footnote disclosure to provide an explanation, similar to that provided in your response, to address the nature of the reconciling items in "Tax on income of foreign subsidiaries" and "Tax exempt income" within the tax rate reconciliation on page F-33. Refer to FASB ASC 740-10-50-12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief